Reliance Steel & Aluminum Co.
Direct dial: (213)576-2472
E-mail: klewis@rsac.com
July 11, 2008
VIA FACSIMILE AND OVERNIGHT COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Beverly A. Singleton, Staff Accountant Mail Stop 3561

	Re:	Reliance Steel & Aluminum Co.
Form 10-K for year ended December 31, 2007
Filed February 29, 2008
File No. 1-13122
Ladies and Gentlemen:
         We are in receipt of your letter dated June 30, 2008 regarding your review of the above-referenced Annual Report on Form 10-K filed by Reliance Steel & Aluminum Co. (“Reliance”). We understand that your comments request changes only to future filings, which we understand to mean reports or other filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As we mentioned to you, Reliance is considering the filing of a registration statement under the Securities Act of 1933, as amended. Reliance would expect to incorporate by reference its Exchange Act filings into any registration statement that it files, and Reliance is a well-known seasoned issuer, so the registration statement would become effective immediately upon filing. It is our understanding that you are not requesting us to revise any prior reports or other filings based on your comments and that we are not required to reflect or specifically address your comments in any registration statement that incorporates the filings by reference.
         For your convenience, we have used the same format as in your letter and will address each of your comments in sequence.
350 South Grand Avenue, Suite 5100 Los Angeles, California 90071
Phone: 213 687 7700       www.rsac.com       Fax: 213 687 8792

Reliance Steel & Aluminum Co.

Page 2 U.S. Securities and Exchange Commission Attn: Beverly Singleton, Staff Accountant	July 11, 2008
Form 10-K (Fiscal Year Ended December 31, 2007)
Selected Consolidated Financial Data, page 28
Income Statement Data:
1.	Reference is made to your placement of “Amortization expense” under the heading of “Other income (expense)” rather than including it as a component of the line item “Operating expenses.” In future filings, please reclassify “amortization expense” as a component of the line item “Operating expenses,” similar to your classification treatment of depreciation expense.

RESPONSE:
        In future filings we will revise the presentation of our Selected Consolidated Financial Data to include amortization expense as part of operating expenses, similar to our treatment of depreciation.
Other Data:
2.	It is unclear how your presentation of EBITDA provides specific useful information to an analyst, investor, or others in an understanding of your business operations. As we believe your inclusion of EBITDA is not justified within the meaning of Item 10(e)(1)(i)(C) and (D) of Regulation S-K, please delete this non-GAAP measure from future filings. Refer also to footnote 44 to Section II.B.2 to Financial Reporting Release No. 65, where substantial justification is required. However, to the extent this measure is used in your credit facility with respect to a material financial covenant, please refer to the disclosure requirements of Question No. 10 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP financial Measures,” issued June 13, 2003. Further, EBITDA, if justifiable in its use as an operating performance measure, should be reconciled to “net income,” rather than as currently shown to “Income from continuing operations before income taxes.” If used as a liquidity performance measure, EBITDA should be reconciled to “net cash provided by operating activities” as shown in the statements of cash flows. Please revise by deleting EBITDA and its reconciliation in its entirety, or advise in detail.

RESPONSE:
         We believe that EBITDA is useful both to management and to investors in evaluating the Company’s liquidity. Management considers certain leverage ratios, including debt-to-EBITDA, when assessing growth opportunities and evaluating our financial flexibility and likelihood of maintaining our investment grade credit rating, which is an important part of our financial strategy. A downgrade in our credit rating could limit our ability to access capital and/or increase our borrowing costs. Management also finds EBITDA useful because the calculation generally eliminates the effects of financing costs and income taxes and the accounting effects of capital expenditures and acquisitions, which are evaluated through other operating performance measures.
         In addition, EBITDA is a common financial measure used by lenders, credit rating agencies, and other third parties, including investors, when assessing a company’s liquidity and considering whether to extend credit or invest in debt or equity securities. In addition to our outstanding publicly

Reliance Steel & Aluminum Co.

Page 3	July 11, 2008
U.S. Securities and Exchange Commission
Attn: Beverly Singleton, Staff Accountant
traded common stock, Reliance has outstanding debt securities that are rated by Standard & Poor’s and Moody’s and that are publicly traded. When discussing Reliance’s leverage targets with the ratings agencies, we focus on the following two measures: (1) maintaining a specified debt to capitalization ratio and (2) maintaining a specified debt to EBITDA ratio. We believe that these are two of the key criteria that the ratings agencies focus on when assigning and monitoring our credit rating, as these are key measures discussed in their public reports. We therefore focus on EBITDA as a management team when assessing our liquidity performance and believe that holders of our debt securities do as well.
        EBITDA can be derived from the other information that we present, and we believe that a discussion of it is appropriate and justifiable in our public filings. We agree that our discussion of EBITDA should be presented as a liquidity performance measure, and we will reconcile it to our net cash provided by operating activities in future filings. We will also modify our existing discussion contained in footnote (4) to the Selected Consolidated Financial Data in our future filings to read as follows:
          “EBITDA is defined as the sum of income before interest expense, income taxes, depreciation expense and amortization of intangibles. We use EBITDA as a liquidity performance measure and believe EBITDA is useful in evaluating our liquidity because the calculation generally eliminates the effects of financing costs and income taxes and the accounting effects of capital spending and acquisitions, which are assessed and evaluated through other operating performance measures. EBITDA is also commonly used as a measure of operating and liquidity performance for companies in our industry and is frequently used by analysts, investors, lenders, rating agencies and other interested parties to evaluate a company’s financial performance and its ability to incur and service debt. EBITDA is not a recognized measurement under U.S. generally accepted accounting principles and, therefore, represents a non-GAAP financial measure. EBITDA should not be considered in isolation or as a substitute for consolidated statements of income and cash flows data prepared in accordance with U.S. generally accepted accounting principles as it excludes components that are significant in understanding and assessing our results of operations and cash flows. EBITDA as presented is not necessarily comparable with similarly titled measures for other companies.”
As stated, we believe that EBITDA is an important measurement for our lenders, the holders of our debt and equity securities and the credit rating agencies and, accordingly, propose to retain the discussion in our future filings, modified as set forth above.
Management’s Discussion and Analysis
Results of Operations, page 32
3.	See the table of certain income statement data and your narrative discussion that includes the non-GAAP measure of “Operating profit.” In future filings, please delete this non-GAAP

Reliance Steel & Aluminum Co.

Page 4	July 11, 2008
U.S. Securities and Exchange Commission
Attn: Beverly Singleton, Staff Accountant
measure as it excludes the operating expense item of amortization expense. Instead, you may choose to provide a GAAP measure of your operating income. Also, expand the narrative discussion to include the amount of your net income for each period presented.

RESPONSE:
        In future filings, we will revise the presentation of our income statement data to change the caption of “Operating profit” to “Operating income” and include amortization expense as part of operating expenses. In addition, we will expand the narrative discussion to include the amount of net income for each period presented.
Financial Statements
Statements of Income, page 43
4.	See the line items “Other income, net” and “Interest.” Please consider revising your statements of income to reflect these under a caption, such as “Other income (expense),” similar to your presentation in the “Income Statement Data” section of Selected Consolidated Financial Data on page 28. Also, disclose the ‘gross’ amount of “Other income, net” on the face of the statements of income, or provide a detailed footnote that provides the gross amount of other income and other expense. For example, we note that audited footnote 7 discloses the amount of interest income and interest expense resulting from the cash surrender value of the life insurance policies.
        RESPONSE:
        As you have requested, in future filings, we will revise the presentation of our statement of income to include an “Other income (expense)” caption that includes “Interest expense” and “Other income, net” in this category. In addition, we will add a footnote to the Consolidated Financial Statements that discloses the gross amounts included in “Other income, net.”
Note 3. Acquisitions, page 51
5.	Refer to the first paragraph under the section “Summary purchase price allocation information for all acquisitions” on page 55. If you elect to make reference to an independent or third-party valuation specialist, you must specifically identify the specialist in your report. Please revise or delete any such reference from your filing in future filings. In addition, if you incorporate a report with such a reference into any Registration Statement, the specialist must be identified as an expert in the Registration Statement and his consent must be filed as an exhibit.
        RESPONSE:
        Please be advised that in future filings we will not refer to any third-party valuation specialist unless we choose to identify the specialist as you have requested. To confirm, we understand that your comment only relates to future filings under the Exchange Act. Specifically, we understand that,

Reliance Steel & Aluminum Co.

Page 5	July 11, 2008
U.S. Securities and Exchange Commission
Attn: Beverly Singleton, Staff Accountant
despite the reference to an unnamed third party specialist in our Annual Report on Form 10-K for 2007, it will not be necessary to identify that specialist as an expert or obtain the specialist’s consent in any registration statement we may elect to file, even though we are incorporating that Annual Report on Form 10-K in the registration statement by reference.
*******
          Reliance Steel & Aluminum Co. acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any additional questions with respect to the above or with respect to any of our proposed changes, please feel free to contact me at (213) 576-2472 or klewis@rsac.com or Kay Rustand, our General Counsel, at (213) 576-2467 or krustand@rsac.com. Thank you for your cooperation.

Sincerely yours,

Karla Lewis
Executive Vice President and
Chief Financial Officer
KR/dr

cc:	David H. Hannah Kay Rustand David R. Humphrey Branch Chief